SECURITIE[S] 04019445 [COMMIS]SION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49831

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 03/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Allen Douglas Securities, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

480 North Orlando Avenue, Suite 200
(No. and Street)

Winter Park (City) Florida (State) 32789 (Zip Code)

SEC MAIL PROCESSING SECTION RECEIVED JUN 03 2004 WASH. D.C. 181

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark Thomes (407) 774-1995
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Cuthill & Eddy LLC
(Name – *if individual, state last, first, middle name*)

1031 W. Morse Blvd., Suite 200, Winter Park, Florida 32789
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 14 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid *OMB* control number.

OATH OR AFFIRMATION

I, Mark Thomes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Allen Douglas Securities, Inc., as of March 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer of director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None

Notary Public

LORNA H. BENALLY
MY COMMISSION # DD 287992
EXPIRES: March 21, 2008
Bonded Thru Budget Notary Services

Signature

Chief Financial Officer

Title

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or control Requirements Pursuant to Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ALLEN DOUGLAS SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S DEFICIT

FOR THE FIFTEEN MONTHS ENDED MARCH 31, 2004

	Common Stock		Additional	
	Shares	Amount	Paid-In Capital	Deficit
Balances, January 1, 2003	100	$ 100	$ 209,195	$ (166,608)
Net loss for the fifteen months ended March 31, 2004	-	-	-	(518,448)
Balances, March 31, 2004	100	$ 100	$ 209,195	$ (685,056)

See notes to financial statements.

ALLEN DOUGLAS SECURITIES, INC.

BALANCE SHEET

MARCH 31, 2004

ASSETS

Current assets:	
Cash and cash equivalents	$ 42,902
Clearing deposits	17,699
Accounts and commissions receivable	3,948
Securities owned, available-for-sale, at market value	3,300
	67,849
Property and equipment:	
Equipment	5,557
Furniture and fixtures	10,053
Leasehold improvements	7,863
Less: accumulated depreciation	(17,452)
	6,021
Other assets:	
Deposits	4,400
	$ 78,270

LIABILITIES AND STOCKHOLDER'S DEFICIT

Current liabilities:	
Accounts payable and accrued expenses	$ 554,031
Stockholder's deficit:	
Common stock, $1 par value, 10,000 shares authorized, 100 shares issued and outstanding	100
Additional paid-in capital	209,195
Deficit	(685,056)
	(475,761)
	$ 78,270

See notes to financial statements.

ALLEN DOUGLAS SECURITIES, INC.

FINANCIAL STATEMENTS

MARCH 31, 2004

ALLEN DOUGLAS SECURITIES, INC.

STATEMENT OF LOSS

FOR THE FIFTEEN MONTHS ENDED MARCH 31, 2004

Revenues:	
Commission income	$4,581,378
Service fee income	53,302
Interest income	29,861
	4,664,541
Expenses:	
Commissions and trading participation	3,122,779
Clearing fees	191,131
Professional fees	50,223
Management fees	922,916
Licenses and registrations	33,648
Payroll taxes	122,493
Telephone and communications	43,427
Other operating expenses	135,934
Other expenses, including arbitration settlements	560,438
	5,182,989
Net loss	$ (518,448)

See notes to financial statements.

ALLEN DOUGLAS SECURITIES, INC.

STATEMENT OF CASH FLOWS

FOR THE FIFTEEN MONTHS ENDED MARCH 31, 2004

Cash flows from operating activities:	
Net loss	$ (518,448)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation	4,970
Loss on disposal of equipment	3,457
Changes in operating assets and liabilities:	
Increase in clearing deposits	(54)
Decrease in accounts and commissions receivable	148,282
Decrease in deposits	200
Increase in accounts payable and accrued expenses	371,929
Total adjustments	528,784
Net cash provided by operating activities and net increase in cash and cash equivalents	10,336
Cash and cash equivalents at beginning of period	32,566
Cash and cash equivalents at end of period	$ 42,902

See notes to financial statements.

1. Nature of operations and summary of significant accounting policies:

Nature of operations:

Allen Douglas Securities, Inc. (the "Company") was incorporated as Douglas Allen Securities, Inc. in 1996, under the laws of the State of Florida for the purpose of doing business as a securities broker-dealer. The Company is registered with the National Association of Securities Dealers (the "NASD"), the Securities and Exchange Commission (the "SEC") under the Securities Exchange Act of 1934, and the State of Florida. The Company changed its name during 1996.

The Company clears all of its securities transactions with and for customers on a fully disclosed basis.

Revenue and expense recognition:

The revenues of the Company are derived primarily from trading profits earned on the purchase and sale of securities and from commissions earned on securities transactions. Securities transactions are recorded on the trade date basis.

Computation of customer reserve:

The Company is exempt from customer reserve requirements and providing information relating to possession or control of securities pursuant to Rule 15c3-3 of the Securities and Exchange Act of 1934. The Company meets the exemptive provisions of Paragraph (k)(2)(ii).

Cash and cash equivalents:

Cash and cash equivalents consist of amounts held in checking accounts and bank money market accounts.

Property and equipment:

Property and equipment are carried at cost. Depreciation is provided on the straight-line basis over the assets' estimated useful lives, which are generally 7 years.

Income taxes:

The Company records deferred income taxes using the liability method. Deferred income taxes are recorded to reflect the tax consequences on future years of temporary differences between the tax bases of assets and liabilities and their financial reporting amounts at year end, based on enacted tax laws and statutory tax rates applicable to periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

The types of temporary differences between the tax bases of assets and liabilities and their financial reporting amounts generally relate to differences between depreciation methods used for book and tax purposes, net operating loss carryforwards, and accruals that are deducted for book purposes, but not for tax purposes.

Advertising:

The Company expenses advertising costs as the costs are incurred.

1. Nature of operations and summary of significant accounting policies - continued:

Liabilities subordinated to claims of general creditors:
There were no borrowings under subordination agreements as of March 31, 2004.

Use of estimates:
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

2. Net capital requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital at an amount equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1.

At March 31, 2004, the Company had a net capital deficit of $489,836 and a net capital ratio of (1.13) to 1.

3. Income taxes:

The components of the net deferred tax asset at March 31, 2004 are as follows:

Deferred tax asset	$ 102,404
Deferred tax liability	(122)
Valuation allowance	(102,282)
	$ -

There is no current income tax expense for the fifteen months ended March 31, 2004 due to the net loss for that period. The income tax expense differs from the expense that would result from applying federal statutory rates to loss before income tax expense due to the valuation allowance for deferred tax assets.

The valuation allowance for deferred tax assets increased by $102,282 during the period ended March 31, 2004 in order to fully allow for the deferred tax asset as of that date. The deferred tax asset is fully allowed for due to uncertainty regarding the Company's ability to produce net taxable income in future years.

The Company has a net operating loss carryforward of approximately $16,759, which can be used against future income for federal and state income tax purposes through 2024.

4. Securities owned, available-for-sale:

   Securities owned, available-for-sale consist of common stock held. The original cost approximates the market value as of March 31, 2004; therefore, there are no unrealized gains or losses as of March 31, 2004.

5. Management agreement with parent:

   The parent corporation provides various management services to Allen Douglas Securities, Inc. As defined in the management agreement, these services may include rent, office expenses and broker commissions as well as certain other services. For the fifteen months ended March 31, 2004, the Company incurred management fees of $922,916 for services provided by the parent corporation.

6. Credit risk:

   Cash is maintained in a high quality financial institution. Cash balances, at times, may exceed federally insured limits.

   Additionally, cash balances are maintained by the Company's clearing agents. Such amounts, totaling $17,699, are not covered by federal depositor's insurance at March 31, 2004.

7. Supplemental disclosures of cash flow information:

   During the fifteen months ended March 31, 2004, cash was paid as follows:

Interest	$ None
Income taxes	$ None

8. Commitments:

   The Company is a defendant in several claims filed by its customers. The original settlement amounts of $560,438 have been charged to other expenses in the accompanying statement of loss. The amount that is owed on these settlements at March 31, 2004 is $503,719 and is included in accounts payable and accrued expenses in the accompanying balance sheet.

   A release of all liability has been obtained by the Company's customers who filed these claims as of March 31, 2004.

   These amounts are being carried on the Company's financial statements at the request of the SEC and the NASD. The Company does not believe that these are the Company's liabilities since a release of liability has been obtained.

8. Commitments – continued:

In addition, the Company is a defendant in several additional claims filed by its customers. Outside counsel for the Company has advised that at this stage in the proceedings he cannot offer an opinion as to the probable outcome. The Company believes there is a remote possibility that its assets will be impaired, or a liability recorded due to these claims and intends to vigorously defend itself against the claims. As such, no amounts have been accrued as of March 31, 2004 for these claims.

9. Going concern:

As of March 31, 2004, there is a substantial doubt about the Company's ability to continue as a going concern due to the Company's negative net capital. Management's plans are to have its parent corporation pay off the settlement amounts mentioned in Note 8, which would eliminate these accrued liabilities. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

10. Change in accounting principle:

During the fifteen months ended March 31, 2004, the Company adopted the provisions of the NASD Notice to Members 03-63 *Expense-Sharing Agreements* (the "Notice") under the direction of the NASD and SEC. The Notice addresses situations in which another party has agreed to pay expenses related to the business of a broker-dealer. As a result of implementing this guidance, the Company recorded $560,438 of settlement amounts as other expense and $503,719 remain unpaid at March 31, 2004 and are included as accounts payable and accrued expenses in the accompanying financial statements.

ALLEN DOUGLAS SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER
RULE 15c3-1 OF SECURITIES AND EXCHANGE COMMISSION

AS OF MARCH 31, 2004

Total stockholder's deficit	$ (475,761)
Adjustments:	
Deduct: Nonallowable assets:	
Securities owned, available-for-sale	(3,300)
Property and equipment, net	(6,021)
Deposits	(4,400)
Net capital before haircuts on securities positions	(489,482)
Haircuts on securities positions	354
Net capital	$ (489,836)

Reconciliation with Company's computation:

Net capital as reported in the Company's Part IIA (unaudited) FOCUS report	$ (509,032)
Audit adjustment to remove an account payable	19,197
Rounding	(1)
	$ (489,836)

See auditors' report.

ALLEN DOUGLAS SECURITIES, INC.

COMPUTATION OF AGGREGATE INDEBTEDNESS UNDER
RULE 17a-5 OF SECURITIES AND EXCHANGE COMMISSION

AS OF MARCH 31, 2004

Accounts payable and accrued expenses and aggregate indebtedness	$ 554,031
Ratio of aggregate indebtedness to net capital	(1.13)

See auditors' report.

Carson L. Eddy
Victor J. Incinelli
Harry E. Harp
Todd Hitchins

Cuthill & Eddy LLC
CERTIFIED PUBLIC ACCOUNTANTS
Limited Liability Company

Independent Auditors' Report On Internal Control Structure Required By SEC Rule 17A-5

Board of Directors
Allen Douglas Securities, Inc.
Winter Park, Florida

In planning and performing our audit of the financial statements and supplemental schedules of Allen Douglas Securities, Inc. (the "Company") for the fifteen months ended March 31, 2004, we considered its internal control, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission, ("SEC") we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1031 W. MORSE BLVD., SUITE 200, WINTER PARK, FL 32789-3738 • PHONE (407) 644-7455 • FAX (407) 628-5277
ceddy@cuthilleddy.com • www.cuthilleddy.com

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2004, to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of Allen Douglas Securities, Inc. to achieve all the divisions of duties and cross-checks generally included in a system of internal control and that, alternatively, greater reliance must be place on surveillance by management.

This report is intended solely for the information and use of Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and it is not intended to be and should not be used by anyone other than these specified parties.

Cornell & Gogay LLC

May 19, 2004